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STATES
HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Repex & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Durie Avenue
(No. and Street)

Closter	New Jersey	07624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Sokolower 201-767-1050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cooper, Steven E.
(Name – *if individual, state last, first, middle name*)

16 Croyden Lane	New City	New York	10956
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/13/06

OATH OR AFFIRMATION

I, David Sokolower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Repex & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

PRESIDENT

Title

Notary Public

William Holzer
Notary Public of New Jersey
My Commission Expires
January 16, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN E. COOPER
CERTIFIED PUBLIC ACCOUNTANT

16 Croyden Lane
New City, New York 10956
(845) 634-5474

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Repex & Co., Inc.
550 Durie Avenue
Closter, N.J. 07624

I have audited the accompanying statement of financial condition of Repex & Co., Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repex & Co., Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New City, NY
February 17, 2006

REPEX & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents		$92,074
Securities owned - at market value (Note 3)		433,495
Receivable from broker		33,482
Total Assets		$559,051

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Clearance fee payable		$12,897
Accounts payable and accrued expenses		172,394
Payroll taxes payable		880
Total Liabilities		186,171
Committments and contingencies (Notes 4 and 6)		
Stockholders' Equity		
Common stock		
Authorized: 200 shares, no par value		
Issued and outstanding: 100 shares	6,000	
Retained earnings	366,880	
Total Stockholders' Equity		372,880
Total Liabilities and Stockholders' Equity		$559,051

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$479,909
Gains - principal trades	42,403
Interest and dividends	13,831
Other income	91,052
Total Revenues	627,195
Expenses	
Officers' salaries	73,183
Other salaries and benefits	133,475
Payroll taxes	26,057
Commissions	121,387
Clearance fees	162,721
Subscriptions and publications	604
Stationery, printing and office expenses	2,922
Advertising	1,467
Stock exchange expenses	5,044
Repairs and maintenance	42
Telephone and communications	7,030
Insurance	270
Travel	10,449
Rent	31,639
Data and information services	41,111
State corporate tax	573
Professional fees	1,500
Total Expenses	619,474
Net Income	$ 7,721

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 7,721
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease (Increase) in assets:	
Securites owned - at market value	45,322
Receivable from broker	6,760
Increase (Decrease) in liabilities:	
Clearance fee payable	232
Accounts payable and accrued expenses	(49,035)
Payroll taxes payable	(9,742)
Total Adjustments	(6,463)
Cash provided by (used for) operating activities	1,258
Cash; beginning of year	90,816
Cash; end of year	$92,074

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2005	$6,000	$359,159	$365,159
Net income	-	7,721	7,721
Balance - December 31, 2005	$6,000	$366,880	$372,880

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2005

Balance - January 1, 2005	$0
Balance - December 31, 2005	$0

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2005

NET CAPITAL COMPUTATION

Credit factors	
Common stock	$6,000
Retained earnings	366,880
Total Credit Factors	372,880
Debit factor	
Capital charges pursuant to Rule 15C3-1	1,238
Net capital	371,642
Less; Minimum net capital requirements	100,000
Capital in excess of all requirements	$271,642

Aggregate indebtedness	
Clearance fee payable	$12,897
Accounts payable and accrued expenses	172,394
Payroll taxes payable	880
	$186,171

Capital ratio - (maximum allowance 1500%)	
Ratio of aggregate indebtedness to net capital	50%

There were no material variances between this computation of net capital under rule 15c3-1 and the registrant's computation filed with part II, form X-17A5. Accordingly, no reconciliation is required.

The accompanying notes are an integral part of this statement.

Repex & Co., Inc.
Notes To Financial Statements
December 31, 2005

NOTE 1 - Significant Accounting Policies

(a) Nature of Business

The Firm is a New Jersey Corporation and clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3(k)(2)(ii).

(b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date for equities and bonds, one business day following the transaction date for options and certain government securities.

NOTE 2 - Provision for Income Taxes

No provision has been made for Federal income taxes, since the Company has elected to be treated as an "S" Corporation according to provisions of the Internal Revenue Code.

The Company has also elected to be treated as an "S" corporation for New Jersey income taxes, and therefore, there are no provisions for state income taxes in the financial statements.

NOTE 3 - Securities Owned

Marketable securities owned consist of trading securities market values, as illustrated below:

U.S. Treasury Bills	$433,495

Repex & Co., Inc.
Notes To Financial Statements
December 31, 2005

NOTE 4 - Lease Commitment

The Company has entered into a lease agreement for office space. Future minimum rental payments under the lease is as follows:

2006	$ 30,285

NOTE 5 - Capital Ratio

The capital ratio, as independently computed by our auditor, was 50%, versus an allowable of 1500%, under the rules of the Securities and Exchange Commission. The Company's net capital requirement as computed under S.E.C. Rule 15c3-1, is $100,000. The net capital as computed was $371,642 leaving capital in excess of requirements of $271,642.

NOTE 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Corporation is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Corporation's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Corporation introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

Repex & Co., Inc.
Notes To Financial Statements
December 31, 2005

The Corporation's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Corporation and the Corporation's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to such nonperformance by its customers.

The Corporation seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Corporation monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition, as of December 31, 2005, pursuant to S.E.C. Rule 17a-S, is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.

STEVEN E. COOPER
CERTIFIED PUBLIC ACCOUNTANT

16 Croyden Lane
New City, New York 10956
(845) 634-5474

To the Officers and Directors of Repex & Co., Inc.
550 Durie Avenue
Closter, N.J. 07624

In planning and performing my audit of the financial statements of Repex & Co., Inc. for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Repex & Co., Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in complying with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Steven E. Cooper
Certified Public Accountant

New City, New York
February 17, 2006